WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

04036321

82-3146

Contact: James E McInnes, President, 604-662-4480

NEWS RELEASE

5 August 2004

Pursuant to the revised policies of the TSX Venture Exchange, Company's "rolling" Stock Option Plan approved by the Board of Directors on 16 June 2004 was accepted by the TSX Venture Exchange on 24 June 2004, and by the Company's shareholders at its annual general meeting held 28 July 2004. The number of shares reserved for issuance under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding shares determined at the date of the grant. Current outstanding stock options issued pursuant to the Stock Option Plan approved in 2003 in the aggregate of 50,000 shares will expire on 25 September 2005.

The Company is pleased to announce that it has entered into an agreement with a relative of the Francis P. Newcome, Deceased, in order to perfect title to three Crown-granted mineral claims situate in the Kamloops Mining Division of British Columbia which have been held in trust by the Estate of Francis P. Newcome, for a payment to the Estate of $5,000 and the issuance of 50,000 common shares at a deemed price of $0.12 per share, being a Discount from the Market Price, subject to a four month hold period under Exchange policy and under the *Securities Acts* of British Columbia and Ontario, as well as payment of $1,000 for the cost of independent legal advice to the relative, upon the later of the acceptance of the Agreement by the Exchange and the issue of a duplicate certificate of title from the Land Title Office in the Company's name as registered owner for each of the claims, and upon receipt by the Company from the relative of a completed certificate of independent legal advice. The closing price of the Company's shares on 16 July 2004, the date of the agreement, was $0.165. No finder's fee is to be paid with respect to this transaction.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.

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